Arnold Golub
Vice President
Deputy General Counsel

Nasdaq Regulation

Nasdaq

October 31, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 31, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Victory Portfolios II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

VictoryShares US Value Momentum ETF (formerly VictoryShares
USAA MSCI USA Value Momentum ETF)
VictoryShares US Small Mid Cap Value Momentum ETF (formerly VictoryShares
USAA MSCI USA Small Cap Value Momentum ETF)
VictoryShares International Value Momentum ETF (formerly VictoryShares
USAA MSCI International Value Momentum ETF)
VictoryShares Emerging Markets Value Momentum ETF (formerly VictoryShares
USAA MSCI Emerging Markets Value Momentum ETF)
VictoryShares USAA Core Intermediate-Term Bond ETF
VictoryShares USAA Core Short-Term Bond ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,